                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended December 31, 1996.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s)
-----------------------------------

                                                                Page No.
         (a)      Financial Statements                     (in this Report)
                  --------------------                     ----------------

                  Independent Auditors' Report                   5
                  Statement of Net Assets Available              6
                           for Benefits --
                           December 31, 1996 and 1995

                  Statement of Changes in Net Assets             7
                           Available for Benefits --
                           Year Ended December 31, 1996
                  Statement of Changes in Net Assets             8
                           Available for Benefits --
                           Year ended December 31, 1995
                  Notes to Financial Statements --               9
                           Years Ended December 31,
                           1996 and 1995

                  Supplemental Schedules                        14

         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                 16

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          APPLIED INDUSTRIAL TECHNOLOGIES,
                                          INC. RETIREMENT SAVINGS PLAN

                                          By:      Applied Industrial
                                                   Technologies, Inc., as Plan
                                                   Administrator

                                          By:   /s/ John C. Dannemiller
                                             -----------------------------------
                                             Signature

                                           John C. Dannemiller
                                           -------------------------------------
                                           Printed Name

                                           Chairman, Chief Executive Officer
                                           & President
                                           -------------------------------------
                                           Title


Date:      June 27, 1997

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)

Financial Statements
for the Years Ended
December 31, 1996 and 1995,
Supplemental Schedules
for the Year Ended
December 31, 1996,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS
PLAN
(FORMERLY BEARINGS, INC. RETIREMENT SAVING PLAN)

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                    PAGE

INDEPENDENT AUDITORS' REPORT                                          1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996 AND 1995
  AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits                     2

  Statements of Changes in Net Assets Available
    for Benefits                                                    3 - 4

  Notes to Financial Statements                                       5

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1996
AND FOR THE YEAR THEN ENDED:

  Item 27a - Schedule of Assets Held for Investment Purposes         10

  Item 27d - Schedule of Reportable Transactions                     11

                       [DELOITTE & TOUCHE LLP LETTERHEAD]

INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (formerly Bearings, Inc. Retirement Savings Plan) (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year ended December 31, 1996 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
June 20, 1997

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN (FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995

====================================================================================================================================

                                                      -------------------------Supplemental Information by Fund---------------------
                                                                     APPLIED             AMERICAN                        HANCOCK
                                                                      STOCK             FUNDAMENTAL         FIDELITY     EQUITY
DECEMBER 31, 1996                                                      FUND              INVESTORS           GROWTH       FUND

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock              $19,370,616
    Investment funds                                                    100,442          $21,396,259      $19,253,807   $5,165,423
    Loans to participants
                                                                   ---------------------------------------------------------------
         Total investments                                           19,471,058           21,396,259       19,253,807    5,165,423

  Receivables - other
                                                                   ---------------------------------------------------------------
          Total assets                                               19,471,058           21,396,259       19,253,807    5,165,423

LIABILITIES:
  Accrued administrative expenses                                        24,649                4,893            3,176          852
                                                                   ---------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                   $19,446,409          $21,391,366      $19,250,631   $5,164,571
                                                                   ===============================================================


                                                      -------------------------Supplemental Information by Fund---------------------
                                                         COMPANY     EMPLOYEE            AMERICAN                       AMERICAN
                                                          STOCK        STOCK           FUNDAMENTAL          FIDELITY   EUROPACIFIC
DECEMBER 31, 1995                                         FUND         FUND             INVESTORS            GROWTH      GROWTH

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock $11,232,322   $4,469,488
    Investment funds                                           267       42,042           $6,968,276       $6,932,115   $4,029,866
    Loans to participants
                                                      ----------------------------------------------------------------------------
         Total investments                              11,232,589    4,511,530            6,968,276        6,932,115    4,029,866
  Receivables:
    Contributions                                          375,210
    Transfer from Profit-Sharing Trust
    Other                                                       57        6,506
                                                      ----------------------------------------------------------------------------
          Total assets                                  11,607,856    4,518,036            6,968,276        6,932,115    4,029,866

LIABILITIES:
  Accrued administrative expenses                                4       14,907                1,158            1,155          658
                                                      ----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $11,607,852   $4,503,129           $6,967,118       $6,930,960   $4,029,208
                                                      ============================================================================


                                                       ===========================================================================

                                                      -------------------------Supplemental Information by Fund---------------------
                                                       AMERICAN     INCOME        FIXED       BOND      EMPLOYEE
                                                      EUROPACIFIC   FUND OF      INCOME      FUND OF      LOAN
DECEMBER 31, 1996                                       GROWTH      AMERICA       FUND       AMERICA      FUND          TOTAL

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                                                                 $19,370,616
    Investment funds                                   $11,791,013 $15,468,610  $13,580,200 $4,971,044                  91,726,798
    Loans to participants                                                                               $2,428,041       2,428,041
                                                      ------------------------  ---------------------------------------------------
         Total investments                              11,791,013  15,468,610   13,580,200  4,971,044   2,428,041     113,525,455

  Receivables - other                                                                   236                                    236
                                                      ------------------------  ---------------------------------------------------
          Total assets                                  11,791,013  15,468,610   13,580,436  4,971,044   2,428,041     113,525,691

LIABILITIES:
  Accrued administrative expenses                            2,698       3,519                   1,139                      40,926
                                                      ------------------------  ---------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $11,788,315 $15,465,091  $13,580,436 $4,969,905  $2,428,041    $113,484,765
                                                      =============================================================================


                                                      ----------------------Supplemental Information by Fund------------------------
                                                         INCOME       FIXED        BOND     EMPLOYEE     PROFIT
                                                         FUND OF      INCOME      FUND OF     LOAN       SHARING
DECEMBER 31, 1995                                        AMERICA       FUND       AMERICA     FUND        TRUST           TOTAL

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                                                                 $15,701,810
    Investment funds                                    $3,881,238  $4,352,820   $1,087,136                             27,293,760
    Loans to participants                                                                   $1,080,344                   1,080,344
                                                      -------------------------  --------------------------------------------------
         Total investments                               3,881,238   4,352,820    1,087,136  1,080,344                  44,075,914
  Receivables:
    Contributions                                                                                                          375,210
    Transfer from Profit-Sharing Trust                                                                 $50,896,948      50,896,948
    Other                                                                  158                                               6,721
                                                      -------------------------  --------------------------------------------------
          Total assets                                   3,881,238   4,352,978    1,087,136  1,080,344  50,896,948      95,354,793

LIABILITIES:
  Accrued administrative expenses                              642                      177                                 18,701
                                                      -------------------------  --------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                       $3,880,596  $4,352,978   $1,086,959 $1,080,344 $50,896,948     $95,336,092
                                                      =============================================================================




See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN (FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
===================================================================================================================================

                                                          ----------------------SUPPLEMENTAL INFORMATION BY FUND-------------------
                                                            APPLIED     AMERICAN                   HANCOCK    AMERICAN     INCOME
                                                             STOCK     FUNDAMENTAL    FIDELITY     EQUITY    EUROPACIFIC   FUND OF
                                                              FUND      INVESTORS      GROWTH       FUND       GROWTH      AMERICA

ADDITIONS:
  Contributions:
    Employees                                             $ 1,422,870  $ 1,919,150  $ 1,922,493  $  305,828  $ 1,296,903 $   945,108
    Employer:
      Applied Industrial Technologies , Inc. Common Stock   2,193,178
      Net asssets received from Mainline Industrial
        Distributors, Inc.
        Profit Sharing and Investment Plan                                 570,934      641,179                            1,143,904
  Investment income                                           378,555      326,314      165,132       1,232      192,651     784,323
  Net appreciation in fair value of investments                          3,222,461    2,590,223     437,603    1,544,802   1,241,578
                                                          -----------  -----------  -----------  ----------  ----------- -----------

      Total additions                                       3,994,603    6,038,859    5,319,027     744,663    3,034,356   4,114,913

DEDUCTIONS:
  Distributions to participants                             1,381,700    1,170,569      855,214     233,070      578,626     918,760
  Net  assets transferred to Aviation Sales Company            78,425       70,868      117,647       9,107       21,120      23,310
  Net depreciation in fair value of investments               621,315
  Administrative expenses                                      44,040       51,995       48,637      13,781       29,496      36,970
                                                          -----------  -----------  -----------  ----------  ----------- -----------

      Total deductions                                      2,125,480    1,293,432    1,021,498     255,958      629,242     979,040

INTERFUND TRANSFERS                                         1,466,305    9,678,821    8,022,142   4,675,866    5,353,993   8,448,622
                                                          -----------  -----------  -----------  ----------  ----------- -----------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                              3,335,428   14,424,248   12,319,671   5,164,571    7,759,107  11,584,495

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                                        16,110,981    6,967,118    6,930,960           0    4,029,208   3,880,596
                                                          -----------  -----------  -----------  ----------  ----------- -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                       $19,446,409  $21,391,366  $19,250,631  $5,164,571  $11,788,315 $15,465,091
                                                          ===========  ===========  ===========  ==========  =========== ===========


                                                         =================================================================

                                                         -----------------------------------------------------------------
                                                             FIXED        BOND        EMPLOYEE    PROFIT
                                                             INCOME      FUND OF        LOAN      SHARING
                                                              FUND       AMERICA        FUND       TRUST          TOTAL

ADDITIONS:
  Contributions:
    Employees                                              $ 1,456,155  $  261,730                            $  9,530,237
    Employer:
      Applied Industrial Technologies , Inc. Common Stock                                                        2,193,178
      Net asssets received from Mainline Industrial
        Distributors, Inc.
        Profit Sharing and Investment Plan                      63,250              $   87,699                   2,506,966
  Investment income                                              4,086     362,625     164,620                   2,379,538
  Net appreciation in fair value of investments                753,989                                           9,790,656
                                                           -----------  ----------  ----------  ------------  ------------

      Total additions                                        2,277,480     624,355     252,319                  26,400,575

DEDUCTIONS:
  Distributions to participants                              2,305,834     411,964      65,060  ($ 1,466,612)    6,454,185
  Net  assets transferred to Aviation Sales Company             45,753       9,613                                 375,843
  Net depreciation in fair value of investments                             51,889                   462,877     1,136,081
  Administrative expenses                                       25,479      12,947                    22,448       285,793
                                                           -----------  ----------  ----------  ------------  ------------

      Total deductions                                       2,377,066     486,413      65,060      (981,287)    8,251,902

INTERFUND TRANSFERS                                          9,327,044   3,745,004   1,160,438   (51,878,235)
                                                           -----------  ----------  ----------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                               9,227,458   3,882,946   1,347,697   (50,896,948)   18,148,673

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                                          4,352,978   1,086,959   1,080,344    50,896,948    95,336,092
                                                           -----------  ----------  ----------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                        $13,580,436  $4,969,905  $2,428,041  $          0  $113,484,765
                                                           ===========  ==========  ==========  ============  ============


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN (FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1995
====================================================================================================================================


                                                         ----------------------SUPPLEMENTAL INFORMATION BY FUND--------------
                                                            COMPANY        EMPLOYEE    AMERICAN                   AMERICAN
                                                             STOCK          STOCK     FUNDAMENTAL   FIDELITY     EUROPACIFIC
                                                             FUND           FUND       INVESTORS     GROWTH        GROWTH

ADDITIONS:
  Contributions:
    Employees                                                           $    734,343 $  1,156,597 $  1,229,711  $    827,024
    Employer:
      Cash                                                $         31
      Applied Industrial Technologies, Inc. Common Stock     2,696,649
  Net assets to be received from the
      Profit-Sharing Trust
  Investment income                                            166,170        83,288       14,586       39,421        48,912
  Net appreciation in fair value of investments              2,686,038     1,119,037    1,540,307    1,748,986       390,614
                                                          ------------  ------------ ------------ ------------  ------------

      Total additions                                        5,548,888     1,936,668    2,711,490    3,018,118     1,266,550

DEDUCTIONS:
  Distributions to participants                                697,522       209,688      508,039      395,766       287,506
  Administrative expenses                                       19,901         8,677       21,456       20,495        14,206
                                                          ------------  ------------ ------------ ------------  ------------

      Total deductions                                         717,423       218,365      529,495      416,261       301,712

INTERFUND TRANSFERS                                                         (106,367)     113,320       85,404      (364,042)
                                                          ------------  ------------ ------------ ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                               4,831,465     1,611,936    2,295,315    2,687,261       600,796

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1994                                          6,776,387     2,891,193    4,671,803    4,243,699     3,428,412
                                                          ------------  ------------ ------------ ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                                       $ 11,607,852  $  4,503,129 $  6,967,118 $  6,930,960  $  4,029,208
                                                          ============  ============ ============ ============  ============



                                                          --------------------------------------------------------------
                                                            INCOME        FIXED       BOND      EMPLOYEE     PROFIT
                                                            FUND OF      INCOME      FUND OF      LOAN       SHARING
                                                            AMERICA       FUND       AMERICA      FUND        TRUST         TOTAL

ADDITIONS:
  Contributions:
    Employees                                             $  619,894  $   930,240  $   190,181                          $  5,687,990
    Employer:
      Cash                                                                                                                        31
      Applied Industrial Technologies, Inc. Common Stock                                                                   2,696,649
  Net assets to be received from the
      Profit-Sharing Trust                                                                                 $ 50,896,948   50,896,948
  Investment income                                          211,218          608       82,151 $    31,515                   677,869
  Net appreciation in fair value of investments              657,192      305,697       86,366                             8,534,237
                                                          ----------  -----------  ----------- ----------- ------------ ------------

      Total additions                                      1,488,304    1,236,545      358,698      31,515   50,896,948   68,493,724

DEDUCTIONS:
  Distributions to participants                              433,924      747,279      201,992       1,844                 3,483,560
  Administrative expenses                                     11,960       19,756        3,635                               120,086
                                                          ----------  -----------  ----------- ----------- ------------ ------------

      Total deductions                                       445,884      767,035      205,627       1,844                 3,603,646

INTERFUND TRANSFERS                                           17,133     (755,186)       3,465   1,006,273
                                                          ----------  -----------  ----------- ----------- ------------ ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                             1,059,553     (285,676)     156,536   1,035,944   50,896,948   64,890,078

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1994                                        2,821,043    4,638,654      930,423      44,400                30,446,014
                                                          ----------  -----------  ----------- ----------- ------------ ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                                       $3,880,596  $ 4,352,978  $ 1,086,959 $ 1,080,344 $ 50,896,948 $ 95,336,092
                                                          ==========  ===========  =========== =========== ============ ============

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN (FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     Effective January 1, 1997, the Bearings, Inc. Retirement Savings Plan became known as the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan"). The Profit-Sharing Trust was merged into the Plan in July 1995. The following description of the Plan is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

     GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

     ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

     The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     PARTICIPATION AND CONTRIBUTIONS - All employees are eligible to participate in the Plan on the first day of the month following their hire.

     Eligible employees may elect to make Salary Savings Contributions to the Plan ranging from 1% to 15% of compensation. The Company makes a Matching Employer Contribution to the Plan equal to a percentage of the Salary Savings Contributions not in excess of 6% of the participant's compensation. Matching Employer Contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. The Matching Employer Contribution is updated annually and is currently determined using the following schedule:

   CORPORATE EARNINGS PER               QUARTERLY MATCHING
    SHARE FOR IMMEDIATELY                 CONTRIBUTION
      PRECEDING QUARTER          EMPLOYEE STOCK FUND     OTHER FUNDS

        $.45 or less                   35%                  25%
        $.46 to $.53                   45%                  35%
        $.54 to $.60                   60%                  50%
        $.61 to $.66                   85%                  75%
        $.67 and above                110%                 100%

     The employer match on participant contributions to other funds was 35%, 75%, 100%, and 25% for the four 1996 quarters, and 35%, 50%, 100%, and 35%
     for the four 1995 quarters, respectively.

     Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock.

     The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and completed at least one year of service as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit-Sharing Contribution. The Profit-Sharing Contribution made to the Plan for the year ended December 31,1996 was $2,076,514.

     Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

     The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

     INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Salary Savings Contributions in 5% increments in the Plan's Fixed Income Fund, American Fundamental Investors Fund, Fidelity Growth Fund, American EuroPacific Growth Fund, Income Fund of America, Bond Fund of America, John Hancock Equity Fund or the Employee Stock Fund. All Matching Employer Contributions are invested in the Applied Industrial Technologies, Inc. Stock Fund. Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.

     Effective January, 1996 participants elected the investment of their past Profit-Sharing Contributions in a manner similar to and among the same investment fund options as their Salary Savings Contribution.

     The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

     VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Salary Savings Contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

     Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company.

     Beginning January 1996, forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $168,136 in 1996.

     LOANS - Beginning July 1, 1995, participants may borrow from their 401(k) Contribution Accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the aggregate sum of the participant's accounts. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Employee Loan Fund. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans originating from merged plans (the King Bearing Profit Sharing and Savings Plan and the IBT 401k Plan) are also reflected in the Employee Loan Fund in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participant's accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Interest rates range from 7.00% to 10.00%. Investments in participant loans are stated at estimated fair value based on amounts estimated to be recoverable.

     PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions and Profit Sharing Contributions made on their behalf.

     TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving this determination letter. The Plan administrator and the Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.   DESCRIPTION OF THE SEPARATE FUNDS

     The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

- Applied Industrial Technologies, Inc. Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

- The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. common stock, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

- The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

- John Hancock Equity Fund consists of shares of John Hancock Special Equity Fund, which invests in stocks of emerging growth companies.

- The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U.S. with the objective of capital appreciation.

- The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

- The Fixed Income Fund consists of units of the Trustee's PRISM MaGIC Fund, which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.

- The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

     Company Matching Employer Contributions are invested in the Applied Industrial Technologies, Inc. Stock Fund which consists of investments in the common stock of Applied Industrial Technologies, Inc., limited to a maximum of one million shares, and temporary investments in the Trustee's EB Money Market Fund. In 1996, the Company Stock Fund and Employee Stock Fund were combined to form the Applied Industrial Technologies, Inc. Stock Fund.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

     USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumption that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

     TRANSFER FROM PROFIT-SHARING TRUST - In 1995, a receivable was recorded for the estimated net assets to be transferred from the Profit Sharing Trust. The receivable for the assets to be transferred from the Profit-Sharing Trust represents the value of the participant account balances held in the Profit-Sharing Trust at December 31, 1995 reduced by $1,477,109 of distributions payable for anticipated participant-initiated benefits payments that were to be paid out of the Profit-Sharing Trust prior to the final transfer to the Plan. In 1996, the activity in the Profit Sharing Trust Fund represents differences in the actual benefit payments and investment earnings from the amounts estimated at December 31, 1995 through the date of the final transfer to the other investment funds of the Plan from the Profit Sharing Trust in accordance with participant elections. In addition, the anticipated participant-initiated benefit payments referred to above were paid out subsequent to the transfer of the Profit-Sharing Fund by the other funds of the Plan.

     BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

     ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan were paid by the Plan including trustee fees paid to the Plan Trustee. The Company paid other administrative costs of the Plan, including the salaries, benefits and other costs of Company employees involved in administering the Plan.

4.   INVESTMENTS

     The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

     Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31,1996 and 1995 were as follows:


            Description of
               Investment                             1996             1995
                                                 ------------------------------
        Applied Industrial Technologies, Inc.
        Common Stock                              $ 19,471,058    $ 15,701,810

        PRISM MaGIC Fund                          $ 13,580,200    $  4,352,820

        American Fundamental Investors, Inc.      $ 21,396,259    $  6,968,276

        Advisors Institutional Equity Growth Fund $ 19,253,807    $  6,932,115

        American EuroPacific Growth Fund          $ 11,791,013    $  4,029,866

        Income Fund of America                    $ 15,468,610    $  3,881,238

5. TRANSFER FROM MAINLINE INDUSTRIAL DISTRIBUTORS, INC. PROFIT SHARING AND INVESTMENT PLAN

     Effective January 1, 1996, the Mainline Industrial Distributors, Inc. Profit Sharing and Investment Plan was merged into the Plan. Net assets totaling $2,506,966 were transferred to the Plan in March 1996.


6.   TRANSFER TO AVIATION SALES COMPANY 401(K) PLAN

     On August 9, 1996, the Plan sponsor sold the assets of the Aircraft Distribution Center of Dixie Bearings, Incorporated to Aviation Sales Bearings Company. Coverage under the Plan was closed to any employee of the Aircraft Distribution Center effective with the sale, and each such participant became fully vested in their account balance. As of October 2, 1996, all assets and liabilities attributable to participants of the Plan were transferred into the Aviation Sales Company 401(K) Plan.

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)
 ITEM 27a - SCHEDULE OF ASSET HELD FOR INVESTMENT PURPOSES
 DECEMBER 31, 1996
--------------------------------------------------------------------------------

(a)                 (b)                           (c)                         (d)            (e)

        IDENTITY OF ISSUER, BORROWER,   DESCRIPTION OF INVESTMENT             COST         CURRENT
          LESSOR OR SIMILAR PARTY                                                           VALUE

        APPLIED STOCK FUND
        ------------------

*       Applied Industrial Tech., Inc.  Common Stock - 698,173 shares     $ 19,530,439    $19,370,616

*       EB Money Market                                                        100,442        100,442

        FIXED INCOME FUND
        -----------------

*       Key Trust                       PRISM MaGIC Fund -1,186,437 units   12,516,401     13,311,897

*       EB Money Market                                                        268,539        268,539

        AMERICAN FUNDAMENTAL INVESTORS
        ------------------------------

        Fundamental Investors, Inc.     Common Stock - 871,893 shares       18,538,641     21,396,259


        FIDELITY ADVISOR GROWTH FUND
        ----------------------------

        Advisors Institutional Equity   Advisors Instl. Equity Growth Fund -
         Growth Fund                    452,924 shares                      16,289,598     19,253,807


        AMERICAN EUROPACIFIC GROWTH FUND
        --------------------------------

        EuroPacific                     EuroPacific Growth Fund - 452,803
                                        shares                              10,395,792     11,791,013


        INCOME FUND OF AMERICA
        ----------------------

        Income Fund of America          Income Fund of America - 936,356
                                        units                               14,548,396     15,468,610


        BOND FUND OF AMERICA
        --------------------

        Bond Fund of America            Bond Fund of America - 361,530
                                        shares                               4,956,244      4,971,044

         EMPLOYEE LOAN FUND             Participant Loans (with interest rates
         ------------------             ranging from 7.00% to 10.00% and
 *       Participant Loans              maturity dates ranging from June
                                        1997 to July 2010)                                  2,428,041

         HANCOCK EQUITY FUND            John Hancock Special Equity Fund -
         -------------------            209,041 shares                       4,938,789      5,165,423
                                                                                          -----------

          TOTAL INVESTMENTS                                                              $113,525,691
                                                                                          ===========

 *         Represents a party-in-interest.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN
(FORMERLY BEARINGS, INC. RETIREMENT SAVINGS PLAN)

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
================================================================================

             (a)                           (b)                 (c)          (d)         (e)        (f)         (g)
                                                                                                 EXPENSE
                                                                                                INCURRED       COST
         IDENTITY OF                                         PURCHASE      SELLING     LEASE      WITH          OF
       PARTY INVOLVED              DESCRIPTION OF ASSET      PRICE         PRICE      RENTAL  TRANSACTION     ASSETS



  (SERIES OF TRANSACTIONS)
Key Trust                     EB Money Market Fund         $ 6,745,853                            None    $   6,745,853
                              EB Money Market Fund                       $ 6,418,915              None        6,418,915




           (h)                     (i)

       CURRENT VALUE
        OF ASSET ON              NET GAIN
      TRANSACTION DATE           OR (LOSS)




  $            6,745,853                  N/A
               6,418,915                 None




NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.

                          INDEPENDENT AUDITORS' CONSENT


Applied Industrial Technologies, Inc.

We consent to the incorporation by reference in Registration Statement Nos. 33-65513 and 33-42623 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated June 20, 1997, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 1996.






/s/ DELOITTE & TOUCHE LLP
June 27, 1997